06008964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-34709 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1234 First Avenue
(No. and Street)

| Columbus | GA | 31901 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth E. Burns - Senior Vice President — 706-649-2458
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 303 Peachtree Street, NE | Atlanta | GA | 30308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, C. G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Mgr.
Title

Notary Public

My Commission Expires August 14, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# SYNOVUS SECURITIES, INC.

(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

KPMG

**KPMG LLP**
Suite 2000
303 Peachtree Street, NE
Atlanta, GA 30308

## Independent Auditors' Report

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. (the Company) (a wholly owned subsidiary of Synovus Financial Corp.) as of December 31, 2005 and 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on the statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2005 and 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 10, 2006

**SYNOVUS SECURITIES, INC.**
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2005 and 2004

| **Assets** | | **2005** | **2004** |
|---|---|---|---|
| Cash and cash equivalents (note 9) | $ | 4,889,603 | 5,243,290 |
| Trading securities (note 3) | | 27,324,925 | 6,533 |
| Receivable from clearing organization | | 3,748,036 | 379,077 |
| Income tax refund receivable from Parent | | 512,770 | 685,995 |
| Other receivables (note 9) | | 395,886 | 213,561 |
| Investments held in trust (note 8) | | 305,100 | 318,211 |
| Furniture, fixtures, and equipment, net (note 4) | | 1,326,681 | 1,009,553 |
| Goodwill | | 39,359 | 39,359 |
| Deferred income taxes (note 5) | | 1,426,905 | 1,523,180 |
| Prepaid compensation | | 219,258 | 445,326 |
| Note receivable (note 6) | | 1,750,000 | — |
| Other assets | | 607,225 | 501,568 |
| Total assets | $ | 42,545,748 | 10,365,653 |
| **Liabilities and Stockholder's Equity** | | | |
| Liabilities: | | | |
| Accounts payable and accrued expenses (notes 8 and 9) | $ | 3,024,994 | 2,580,415 |
| Short-term borrowings (note 7) | | 9,142,620 | — |
| | | 12,167,614 | 2,580,415 |
| Stockholder's equity (notes 2 and 8): | | | |
| Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 500 shares | | 500 | 500 |
| Additional paid-in capital | | 43,619,246 | 18,548,146 |
| Accumulated deficit | | (13,241,612) | (10,763,408) |
| Total stockholder's equity | | 30,378,134 | 7,785,238 |
| Commitments and contingencies (notes 10 and 11) | | | |
| Total liabilities and stockholder's equity | $ | 42,545,748 | 10,365,653 |

See accompanying notes to financial statements.

## (1) General Information and Summary of Significant Accounting Policies

### *(a) Business*

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Company is registered as a nonclearing broker-dealer under the Securities Exchange Act of 1934. Prior to 2005, its activities included investment advisory services, full-service brokerage services, investment banking, and economic research.

In January 2005, the Company expanded its business to include capital markets transactions. The Parent contributed $25,000,000 in capital in 2005 to support the Company's expanded business activities.

### *(b) Basis of Statements of Financial Condition Presentation*

The statements of financial condition have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the statements of financial condition. Actual results could differ from these estimates.

### *(c) Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

### *(d) Securities Transactions*

All investment securities are classified as trading securities and are carried at market value.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled.

### *(e) Receivable from Clearing Organization*

The Company clears its proprietary securities transactions and securities transactions for customers through a clearing organization on a fully disclosed basis. Receivable from clearing organization represents amounts receivable and payable for securities transactions that have not reached their contractual settlement date which are recorded on a net basis, and net commissions receivable from the clearing organization.

### *(f) Investments Held in Trust*

Investments held in trust consist of the assets held by the trust fund established for the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan (the Trust) which is further discussed in note 8. The investments held in the Trust, which are readily marketable, are carried at market value. Realized and unrealized gains (losses) resulting from adjustments to market value, as



(Continued)

well as any earnings related to the investments, are recorded as a change in the investments held in trust account with a corresponding change to the deferred compensation payable account.

*(g)* ***Furniture, Fixtures, and Equipment***

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation.

*(h)* ***Prepaid Compensation***

The Company has made noninterest-bearing advances to certain employees when hired that are being ratably forgiven over the terms of the specific employment agreements. This prepaid compensation is being amortized on a straight-line basis over the terms of the employment agreements which range from four to five years.

*(i)* ***Income Taxes***

The Company's operating results are included in the consolidated income tax returns of Synovus. Synovus allocates income taxes to the Company on a pro rata method and based on Synovus' tax rates in its consolidated tax returns with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of Synovus in the years in which those temporary differences are expected to be recovered or settled.

*(j)* ***Goodwill***

Goodwill, which represents the excess of cost over the fair value of net assets acquired of purchased companies, was amortized using the straight-line method over 20 years, prior to January 1, 2002. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets* on January 1, 2002. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. The Company has determined that there was no goodwill impairment in its annual impairment test for the years ended December 31, 2005 and 2004.

**(2) Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $21,003,478, which was $20,192,304 in excess of its required net capital of $811,174. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was .58 to 1.

To calculate 2005 and 2004 net capital, the Company did not consider investments held in trust as a nonallowable asset.

## (3) Trading Securities

Estimated fair values of trading securities at December 31, 2005 are as follows:

| | | |
|---|---|---|
| Mortage-backed securities | $ | 25,394,084 |
| Obligations of U.S. government agencies | | 1,398,025 |
| Municipal securities | | 77,270 |
| Other | | 455,546 |
| | $ | 27,324,925 |

## (4) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment, net consists of the following at December 31, 2005 and 2004:

| | | 2005 | 2004 |
|---|---|---|---|
| Furniture and fixtures | $ | 1,312,152 | 1,004,656 |
| Computer equipment and purchased software | | 1,750,605 | 1,426,693 |
| Leasehold improvements | | 890,575 | 849,237 |
| | | 3,953,332 | 3,280,586 |
| Less accumulated depreciation | | 2,626,651 | 2,271,033 |
| | $ | 1,326,681 | 1,009,553 |

## (5) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2005 and 2004 are presented below:

| | | 2005 | 2004 |
|---|---|---|---|
| Deferred income tax assets: | | | |
| Purchase price allocation on Robert Andrews Securities, Inc. | $ | 1,303,048 | 1,468,392 |
| Deferred compensation | | 115,115 | 123,180 |
| Other | | 20,235 | — |
| Total gross deferred income tax assets | | 1,438,398 | 1,591,572 |
| Deferred income tax liabilities: | | | |
| Depreciation | | (10,965) | (26,370) |
| Other | | (528) | (42,022) |
| Total gross deferred income tax liabilities | | (11,493) | (68,392) |
| Net deferred tax asset | $ | 1,426,905 | 1,523,180 |



(Continued)

There was no valuation allowance for deferred tax assets at December 31, 2005 and 2004. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Given that Synovus allocates tax benefits to the Company relating to the Company's losses included in the Synovus consolidated tax returns, management believes it is more likely than not the Company will realize the benefits of these amounts.

## (6) Note Receivable

At December 31, 2005, a promissory note in the amount of $1,750,000 was receivable from an unaffiliated real estate entity which is payable on demand and bears interest at the prime rate plus a margin of 0.5%. The note receivable represents unpaid advances under a $30,000,000 revolving line of credit agreement entered into between the Company and the borrower in June 2005. Interest is payable monthly. The note receivable is secured by real estate. The Company has determined that no additional amounts will be advanced under the line of credit.

## (7) Short-Term Borrowings

Short-term borrowings represent short-term funding from the clearing organization and bear interest at the lender's base lending rate plus a margin of 1.5% (8.5% at December 31, 2005). Short-term borrowings from the clearing organization are collateralized by securities owned by the Company.

## (8) Employee Benefits

The Company has adopted the Synovus Profit Sharing Plan, which is a noncontributory, trusteed profit sharing plan covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for federal income tax purposes.

The Company has adopted the Synovus Employee Stock Purchase Plan, whereunder the Company made contributions equal to one-half of voluntary employee contributions. The funds were used to purchase currently issued and outstanding shares of Synovus common stock.

The Company has adopted the Synovus Money Purchase Pension Plan, a defined contribution plan, covering substantially all employees with greater than one year of full-time service. The annual contribution to this plan is set each year by the board of directors of the Company, but cannot exceed amounts allowable as a deduction for federal income tax purposes.

The Company has adopted the Synovus Securities, Inc. Commissioned Brokers' Deferred Compensation Plan and has established a trust fund (the Trust) to carry out the purposes of the plan. The Trust constitutes a "rabbi trust" as defined under Internal Revenue Service letter rulings. Accordingly, participants in the plan have no rights against the Trust other than the rights of a general, unsecured creditor of the Company. The investments held in the Trust consist primarily of common stock mutual funds which are carried at fair value. The liability to each participant in the plan is adjusted for earnings, gains, and losses from the investments in the Trust and is included in accounts payable and accrued expenses in the accompanying

statements of financial condition. Company contributions to this plan on behalf of each participant are determined annually at the discretion of the Company's board of directors.

Under various Synovus stock option plans, Synovus has granted options for shares of Synovus common stock to several executive officers of the Company. Such stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant date. During 2005 and 2004, employees of the Company exercised certain nonqualified stock options of Synovus. The income tax benefit of $71,100 and $170,800 associated with Synovus' deduction of the related compensation amount was allocated to the Company and recorded as additional paid-in capital in 2005 and 2004, respectively.

## (9) Transactions with Affiliates

The Company had cash balances of $2,946,430 and $1,154,092 on deposit at Columbus Bank and Trust Company (CB&T), which is also a wholly owned subsidiary of Synovus, as of December 31, 2005 and 2004, respectively.

The Company had amounts due to Synovus of $1,427,446 and $1,296,881 at December 31, 2005 and 2004, respectively. The majority of these balances related to the Company's accrued contributions for employee benefit plans. The Company had amounts due from affiliated companies of $65,908 and $6,264 as of December 31, 2005 and 2004, respectively, which is included in other receivables.

## (10) Commitments

The Company has noncancelable operating leases for office space and certain computer software, hardware, and support services. At December 31, 2005, minimum required payments under these agreements were as follows:

| | | |
|---|---|---|
| 2006 | $ | 555,825 |
| 2007 | | 565,939 |
| 2008 | | 474,337 |
| 2009 | | 252,217 |
| 2010 | | 164,172 |
| Thereafter | | 701,029 |
| Total lease commitments | $ | 2,713,519 |

## (11) Contingencies

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

## (12) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2005 and 2004 and during the years then ended, the Company had no liabilities that were subordinated to the claims of general creditors.